 Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Announcement of 2012 Dividend

April 4, 2013: Caledonia Mining Corporation (“Caledonia” or the “Company”) is pleased to announce a dividend in respect of the 12 months ended 31 December 2012 of one-half cent Canadian (CAD$0.005) per pre‑consolidated ordinary share. The dividend is anticipated to be payable on 30 April 2013 to shareholders of record on 19 April 2013.

The dividend will be paid after the implementation of the 1-for-10 share consolidation which will take effect on 12 April 2013, as set out in the News Release of 14 March 2013. On a post-consolidated basis the dividend will be 5 cents Canadian (CAD$0.05) per ordinary share.

Salient dates for the dividend are as follows:

Consolidated shares commence trading	12 April, 2013
Dividend record date	19 April, 2013
Caledonia shares commence trading ex-dividend	17 April 2013
Dividend payment date	30 April, 2013

Shareholders who are registered directly with the Company and who wish to receive their dividends by bank transfer should provide their banking details to Caledonia’s transfer agent whose contact details are as follows:

Equity Financial Trust Company

200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1

Attention: Investor Department

Tel: 416 361 0470

E-mail: investor@equityfinancialtrust.com

In order to have funds wired, shareholders must have a Canadian-dollar denominated bank account with a bank in Canada.

Commenting on the declaration of this Dividend, Stefan Hayden, Caledonia’s President and Chief Executive Officer said: “I am delighted to announce a dividend payable by Caledonia in respect of the earnings for the year ended 31 December 2012, which were reported on 28 March 2013.”

“Caledonia will continue to maintain its strong financial position so that it can deliver on its stated strategy of increasing production at the Blanket Mine to 76,000 ounces of gold by 2016 and retain the flexibility to take advantage of any further opportunities that may arise without the need to raise third party finance.”

“Caledonia intends to declare further dividends on at least an annual basis in line with its financial results. The size of such dividends will reflect the company’s financial performance.”

Background Information

Caledonia’s main asset is a 49% interest in the Blanket Mine, a low-cost Zimbabwean gold producer which produced approximately 45,000 ounces of gold in 2012 at a cash cost of US$571/oz. Blanket Mine expects to increase production to at least 76,000 ounces of gold from 2016. The expansion at Blanket will be funded pro rata by all Blanket shareholders, using Blanket’s internal cash resources.

Further information regarding Caledonia’s exploration activities and operations along with its latest financial statements and Management’s Discussion and Analysis can be found at www.caledoniamining.com.

Caution regarding Forward-Looking Information and Statements

This news release contains certain forward-looking statements regarding Caledonia including statements regarding expected production and future dividends. These statements are based upon assumptions regarding Caledonia’s current operating results and current intentions of Management of Caledonia. Actual developments may differ as a result of risks including risks relating to market conditions, global political uncertainties, investor reaction and production. Caledonia disclaims any obligation to update any forward-looking statement contained in this news release except to the extent required by law.

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb / Sebastian Jones Tel: + 44 20 7523 8000

Newgate Threadneedle Beth Harris / Adam Lloyd Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com